UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or “Company”), in accordance with Art. 157, paragraph 4 of Law No. 6,404/76, informs its shareholders and the market in general that the period for (i) its shareholders to declare their intention to convert their preferred shares into common shares issued by the Company (“Voluntary Conversion”), as well as (ii) the offer to exchange (the “Exchange Offer”) American Depositary Shares representing preferred shares (“Preferred ADSs”) for American Depositary Shares representing common shares (“Common ADS”) expired as of October 1, 2015.

According to preliminary information received from the São Paulo Stock Exchange (“BM&FBovespa”), Banco do Brasil (the registrar of the Company’s shares), and The Bank of New York Mellon (the U.S. exchange agent for the Exchange Offer), the Company confirms that the condition of the Voluntary Conversion that 2/3 of the outstanding preferred shares, excluding treasury shares, elect to participate in the conversion, has been met.

As requested by New York Stock Exchange, the Company informs that it has received a preliminary confirmation by The Bank of New York Mellon that 67,460,254 Preferred ADSs, or 62.0% of the outstanding Preferred ADSs, representing 67,460,254 preferred shares, or 14.3% of the outstanding preferred shares, have been tendered for exchange for Common ADSs in the Exchange Offer.

The Company intends to issue a Notice to the Market containing the final results and the proposed timetable for the next steps to be taken concerning the Voluntary Conversion as soon as the final tabulation of the participating preferred shares and Preferred ADSs is completed.

Rio de Janeiro, October 2, 2015

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer